Fifth Third Funds
Fifth Third Large Cap Core Fund

Special Meeting of Shareholders

38 Fountain Square Plaza
Cincinnati, Ohio 45263

June 19, 2007


A special meeting (Meeting) of shareholders of the Fifth Third Large Cap Core Fund (the Fund), a series of the Fifth Third Funds (the Trust) was convened on June 19, 2007 at 10:00 a.m., Eastern Time, at the offices of Fifth Third Asset Management, Inc., on the 13th Floor of Fifth Third Center, 511 Walnut Street, Cincinnati, Ohio 45202. Present were Richard B. Ille, Vice President of the Trust; Matthew
A. Ebersbach, Vice President of the Trust; and Matthew A. Swendiman, Secretary of the Trust. Ms. Kristin Wisdom, Project Administrator, Broadridge Financial Solutions, Inc. (Broadridge), participated by phone. No shareholders were in attendance.

Mr. Ille stated that he had been appointed by the Board of Trustees of the Trust to preside at the Meeting.

Mr. Ille then called the Meeting to order. Mr. Ille asked Mr. Swendiman to serve as clerk pro tempore, and stated that Ms. Wisdom had been appointed by the Board of Trustees to serve as inspector of election. Ms. Wisdom presented an affidavit of the mailing of the notice and proxy materials that showed that the Notice of Special Meeting and Proxy Statement were mailed on or about May 14, 2007 to each holder of record of shares of the Fund as of the record date.

Mr. Ille then said that Ms. Wisdom had reported to him that the total number of shares present in person or by proxy immediately prior to the commencement of the Meeting indicated that a sufficient number of shares were present for the Fund to constitute a quorum for the Fund.

Mr. Ille then stated that the Meeting of the Fund was properly and lawfully convened and ready for the transaction of business. Mr.
Swendiman noted that the results of the vote with respect to the proposal in the Proxy Statement would be presented at the conclusion of the Meeting.

Mr. Ille stated that the first order of business concerned a proposal to approve the elimination of the Funds fundamental investment restriction with respect to the short sale of securities. A motion adopting the resolution that the fundamental investment restrictions of the Fund be amended, as proposed and described in the Proxy Statement, was duly made and seconded.

Mr. Swendiman then requested that Ms. Wisdom present her report.
Ms. Wisdom stated that with respect to the proposal, shareholders of the Fund voting on such proposal had approved the proposal, with 98.043% of the shares present at the Meeting voting in the affirmative.

There being no further business to come before the Meeting, upon motion duly made and seconded, the Meeting was adjourned.

                                _____________________________
				Matthew A. Swendiman
				Clerk Pro Tempore